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                        May 15, 2023

       Benjamin Sexson
       Chief Executive Officer
       Monogram Orthopaedics, Inc.
       3913 Todd Lane
       Austin, TX 78744

                                                        Re: Monogram
Orthopaedics Inc.
                                                            Post Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed May 11, 2023
                                                            File No. 024-12084

       Dear Benjamin Sexson:

                                                        We have reviewed your
post qualification amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257
       with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Industrial Applications and

                        Services
       cc:                                              Andrew Stephenson, Esq.